UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Aspen Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

04530L203

(CUSIP Number)

Dennis F. Connolly

Godfrey & Kahn, S.C.

833 E. Michigan Street, Suite 1800

Milwaukee, Wisconsin 53202

(414) 273-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

December 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04530L203
1.	NAME OF REPORTING PERSON Calm Waters Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 2,705,051 shares(1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 2,705,051 shares(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,705,051 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,012,000 shares of common stock issuable upon the conversion of a convertible note and exercise of a warrant.
(2)	The calculation is based on (i) 25,305,363 shares of common stock issued and outstanding as of December 9, 2022, as reported by Aspen Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, and (ii) 2,012,000 shares of common stock issuable upon the conversion of a convertible note and exercise of a warrant.

CUSIP NO. 04530L203
1.	NAME OF REPORTING PERSON Richard S. Strong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 2,705,051 shares(1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 2,705,051 shares(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,705,051 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON IN

(3)	Includes 2,012,000 shares of common stock issuable upon the conversion of a convertible note and/or exercise of a warrant.
(4)	The calculation is based on (i) 25,305,363 shares of common stock issued and outstanding as of December 9, 2022, as reported by Aspen Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, and (ii) 2,012,000 shares of common stock issuable upon the conversion of a convertible note and/or exercise of a warrant.

Explanatory Note

This Amendment No. 1 (“Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed on March 21, 2022 (the “Original Schedule 13D”) and is being filed jointly by Calm Waters Partnership, a Wisconsin general partnership (“Calm Waters”), and Richard S. Strong, an individual (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.001 par value per share (the “Common Stock), of Aspen Group, Inc., a Delaware corporation (the “Company”).

Unless otherwise defined or modified below, capitalized terms used in this Amendment shall have the meaning ascribed to them in the Original Schedule 13D. All disclosure for items contained in the Amended Schedule 13D where no new information is provided for such item in this Amendment No. 1 to Schedule 13D is incorporated herein by this reference.

The purpose of this Amendment is to update the Reporting Persons’ beneficial ownership. On the dates set forth in Annex 1 and Annex 2 hereof, Calm Waters sold, in aggregate, 5,256 shares of Common Stock, and Mr. Strong sold, in aggregate, 319,744 shares of Common Stock. As a result of such sales, the number of shares of Common Stock that could be issued to the Reporting Persons upon the conversion of the Convertible Note and/or Warrants (as defined below) increased, which caused each Reporting Persons’ beneficial ownership to equal 9.9% of the outstanding shares of Common Stock. Despite there being no purchases of Common Stock by the Reporting Persons, this Amendment is being filed with the SEC because Calm Waters’ beneficial ownership of Common Stock increased by more than 1%.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplemented with the following:

As of the date hereof, the Reporting Persons are deemed to beneficially own the shares of Common Stock as detailed on the cover pages.

On April 22, 2022, the Company entered into an agreement with an insurance company, which issued a surety bond that was required by the Arizona State Board for Private Postsecondary Education. In order to cause the insurance company to deliver the surety bond, the Company entered into a first amendment to an intercreditor agreement with Calm Waters and another lender (the “First Amendment”). As consideration for entry into the First Amendment, the Company agreed to issue Calm Waters 100,000 five-year warrants exercisable at $1.00 per share of Common Stock (the “Warrants”), provided Calm Waters may not exercise the Warrants to the extent its resulting beneficial ownership would exceed 9.9% of the outstanding shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is supplemented with the following:

On the dates set forth in Annex 1 and Annex 2 hereof, Calm Waters sold, in aggregate, 5,256 shares of Common Stock, and Mr. Strong sold, in aggregate, 319,744 shares of Common Stock, for investment purposes. For the reasons set forth in Item 3, above, Calm Waters was issued the Warrants.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Original Schedule 13D are amended and supplemented with the following:

(a)	See cover pages.

(b) See cover pages.

(c) A description of the transactions in Common Stock by Calm Waters and Mr. Strong during the past 60 days from the date hereof is set forth in Annex 1 and Annex 2, respectively, and each annex is incorporated by reference. Such sales were open market transactions executed through various brokerage firms. Mr. Strong is the Managing Partner of Calm Waters and makes all investment decisions for Calm Waters.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is supplemented with the following:

See Items 3 and 4, above.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is supplemented with the following:

Exhibit No.	Description
1	Form of First Amendment to Intercreditor Agreement dated April 22, 2022, incorporated by reference to Exhibit 10.22 to the Company's Quarterly Report on Form 10-Q filed with the SEC on December 15, 2022
2	Form of Warrant – filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2022
Richard S. Strong /s/ Richard S. Strong

Dated: December 21, 2022	CALM WATERS PARTNERSHIP /s/ Richard S. Strong
Richard S. Strong Managing Partner

Annex 1

Transactions by Calm Waters Partnership

Trade Date	Activity	Number of Shares	Gross Price per Share
12/14/2022	Sale	5,256	$0.39

Annex 2

Transactions by Richard S. Strong

Trade Date	Activity	Number of Shares	Gross Price per Share
12/14/2022	Sale	319,744	$0.39